Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2022 Q2
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2022 second-quarter results

Company on track to significantly increase production and free cash flow in second half of year

Proceeding with Manh Choh project to increase gold production in Alaska at lower costs

Toronto, Ontario – July 27, 2022 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the second-quarter ended June 30, 2022.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Please refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 33 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Results from the Company’s Russian and Ghanaian assets have been excluded from its Q2 2022 continuing results, along with comparative figures, due to the classification of these assets as discontinued as at June 30, 2022.

Q2 2022 highlights from continuing operations:

•	Gold equivalent production of 453,978 Au eq. oz. produced.
•	Production cost of sales[1] of $1,027 per Au eq. oz. sold and all-in sustaining cost[2] of $1,341 per Au eq. oz. sold.
•	Margins[3] of $845 per Au eq. oz. sold.
•	Adjusted operating cash flow[2] of $251.9 million, operating cash flow[4] of $257.1 million and free cash flow[2] of $107.7 million.
•	Reported net loss[5] of $9.3 million, or $0.01 per share, with adjusted net earnings[2,6] of $37.4 million, or $0.03 per share[2].
•	Cash and cash equivalents of $719.1 million, and total liquidity[7] of approximately $2.1 billion at June 30, 2022.
•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on September 1, 2022 to shareholders of record at the close of business on August 18, 2022.

Company guidance:

•	Kinross is on track to significantly increase production in the second half of the year, primarily driven by stronger production at Paracatu, Tasiast and La Coipa. The Company expects to be at the low end of its 2022 production guidance range mainly due to temporary delays in the mill ramp-up at La Coipa.
•	Kinross expects to maintain a substantial production profile with estimated average production of two million Au eq. oz. per year over the remainder of the decade.
•	The Company expects its 2022 production cost of sales to be approximately $900 per Au eq. oz. sold and all-in sustaining cost to be approximately $1,240 per Au eq. oz. sold[2], mainly due to the impact of the temporary delay in La Coipa’s mill ramp-up and inflationary pressures across the portfolio. Consolidated production cost of sales was $832[8] per Au eq. oz. sold and attributable all-in sustaining cost of sales was $1,138[2,8] per Au eq. oz. sold for the year ended December 31, 2021. The Company continues to expect costs to decrease during the second half of the year largely due to the anticipated increase in production. Kinross is on track to meet its 2022 capital expenditures guidance of $850 million (+/- 5%).

1 Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales, as reported on the interim condensed consolidated statements of operations, divided by total gold equivalent ounces sold from continuing operations.

2 These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 19 to 24 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

3 “Margins” from continuing operations per equivalent ounce sold is defined as average realized gold price per ounce from continuing operations less production cost of sales from continuing operations per gold equivalent ounce sold.

4 Operating cash flow figures in this release represent “Net cash flow of continuing operations provided from operating activities,” as reported on the interim condensed consolidated statements of cash flows.

5 Reported net (loss) earnings figures in this news release represent “Net (loss) earnings from continuing operations attributable to common shareholders,” as reported on the interim condensed consolidated statements of operations.

6 Adjusted net earnings figures in this news release represent “Adjusted net earnings from continuing operations attributable to common shareholders.”

7 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 – Liquidity and Capital Resources of Kinross’ MD&A for the three and six months ended June 30, 2022).

8 Results as previously reported for the year ended December 31, 2021 include Ghanaian and Russian operations. Production cost of sales per equivalent ounce sold for the year ended December 31, 2021 is “Consolidated production cost of sales per equivalent ounce sold” and is defined as production cost of sales, as reported on the consolidated statements of operations for the year ended December 31, 2021, divided by total gold equivalent ounces sold. Attributable all-in sustaining cost per equivalent ounce sold of $1,138 for the year ended December 31, 2021 includes Kinross' share of Chirano (90%) production and costs. The definition and reconciliation of this non-GAAP ratio is included on page 21 of this news release.

p. 1 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Development projects:

•	Kinross is proceeding with development of the 70%-owned Manh Choh project in Alaska, which is expected to increase the Company’s production profile by approximately 640,000 attributable Au eq. oz. over the life of mine at lower costs.
•	The world-class Great Bear project in Red Lake, Ontario continues to make excellent progress, with drilling results from the first half of the year continuing to confirm Kinross’ vision of developing a large, long-life mining complex. The Company plans to declare an initial mineral resource estimate as part of its 2022 year-end results.
•	The Tasiast 24k project remains on plan to reach 24,000 tonnes per day throughput in mid-2023.

Russia and Ghana divestments:

•	On June 15, 2022, Kinross announced the completion of the sale of 100% of its Russian assets to the Highland Gold Mining group of companies for $340 million in cash. The Company received $300 million in U.S. denominated cash on closing with a deferred payment of $40 million due on the one-year anniversary of closing.
•	On April 25, 2022, Kinross announced the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation for total consideration of $225 million in cash. The sale is expected to close in August 2022.

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2022 second-quarter results:

“Kinross had higher production compared with the first quarter and we continue to expect stronger production and lower costs in the second half of the year to generate an increase in free cash flow. Paracatu and Tasiast are on track to increase production at lower costs for the rest of the year, with the La Coipa mill expected to continue ramping up, contributing to our higher production.

“With the completion of the sale of our Russian assets and pending sale of Chirano, approximately 70% of our production is now based out of the Americas. The new re-balanced portfolio is bolstered by our robust development projects, which all advanced well over the quarter. At the world-class Great Bear project in Red Lake, Ontario, drilling results continue to show the significant potential of a deposit that can host a large, long-life mining complex. At Manh Choh in Alaska, we completed a feasibility study ahead of schedule, and are proceeding with a project that we expect will add approximately 640,000 lower-cost gold ounces to our production profile over its life of mine in one of the world’s best mining jurisdictions.

“Looking ahead, we believe we have significant value upside. We are in excellent financial position, have strong liquidity of $2.1 billion, and continue to prioritize and strengthen our investment-grade balance sheet while returning capital to our shareholders. Our high-quality portfolio has a competitive reserve life, with production expected to increase to 2.3 million gold ounces next year, and average two million gold ounces per year over the remainder of the decade.”

p. 2 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited, in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2022	2021	2022	2021
Operating Highlights
Total gold equivalent ounces(a),(g)
Produced(c)	560,852	541,954	1,070,093	1,105,120
Sold(c)	512,431	551,871	1,007,906	1,104,069

Total gold equivalent ounces from continuing operations(h)
Produced(c)	453,978	381,474	832,399	778,494
Sold(c)	439,078	390,230	812,806	779,131

Attributable gold equivalent ounces(a),(g)
Produced(c)	557,491	538,091	1,063,239	1,096,868
Sold(c)	508,731	547,819	1,000,625	1,095,903

Financial Highlights from Continuing Operations(h)
Metal sales	$821.5	$707.9	$1,522.4	$1,402.3
Production cost of sales	$450.8	$331.8	$813.9	$624.2
Depreciation, depletion and amortization	$180.5	$189.6	$347.0	$357.1
Operating earnings	$64.0	$87.5	$166.5	$233.5
Net (loss) earnings from continuing operations attributable to common shareholders	$(9.3)	$30.1	$72.0	$109.2
Basic (loss) earnings per share from continuing operations attributable to common shareholders	$(0.01)	$0.02	$0.06	$0.09
Diluted (loss) earnings per share from continuing operations attributable to common shareholders	$(0.01)	$0.02	$0.06	$0.09
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$37.4	$66.5	$106.2	$172.2
Adjusted net earnings from continuing operations per share(b)	$0.03	$0.05	$0.08	$0.14
Net cash flow of continuing operations provided from operating activities	$257.1	$277.0	$355.0	$406.8
Adjusted operating cash flow from continuing operations(b)	$251.9	$250.0	$501.0	$530.4
Capital expenditures from continuing operations(d)	$149.4	$180.7	$250.1	$362.2
Free cash flow from continuing operations(b)	$107.7	$96.3	$104.9	$44.6
Average realized gold price per ounce from continuing operations(e)	$1,872	$1,814	$1,874	$1,800
Production cost of sales from continuing operations per equivalent ounce(c) sold(f)	$1,027	$850	$1,001	$801
Production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$1,018	$840	$994	$791
All-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$1,335	$1,143	$1,285	$1,078
All-in sustaining cost from continuing operations per equivalent ounce(c) sold(b)	$1,341	$1,150	$1,290	$1,085
Attributable all-in cost(a) from continuing operations per ounce sold on a by-product basis(b)	$1,596	$1,509	$1,536	$1,463
Attributable all-in cost(a) from continuing operations per equivalent ounce(c) sold(b)	$1,599	$1,512	$1,539	$1,467

(a)	"Total gold equivalent ounces" includes 100% of Chirano production. "Attributable gold equivalent ounces" includes Kinross' share of Chirano (90%) production. “Attributable all-in cost” includes Kinross’ share of Manh Choh (70%) costs.
(b)	The definition and reconciliation of these non-GAAP financial measures and ratios is included in on pages 19 to 24 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2022 was 82.76:1 (second quarter of 2021 - 68.05:1). The ratio for the first six months of 2022 was 80.36:1 (first six months of 2021 – 68.19:1).
(d)	“Capital expenditures from continuing operations” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(f)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(g)	Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol and Dvoinoye mines up to their disposal, and from the Chirano mine up to June 30, 2022.
(h)	On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. In the second quarter of 2022, the Company announced its plan to sell the Chirano mine in Ghana. Results for the three and six months ended June 30, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued as at June 30, 2022.

The following operating and financial results are based on second-quarter gold equivalent production and exclude Russian and Ghanaian operations except where noted:

Production: Kinross produced 453,978 Au eq. oz. in Q2 2022 from continuing operations, a 19% increase compared with 381,474 Au eq. oz. in Q2 2021. The year-over-year increase was largely due to Tasiast, which had higher grades and throughput.

Average realized gold price: The average realized gold price from continuing operations in Q2 2022 was $1,872 per ounce, compared with $1,814 per ounce in Q2 2021.

p. 3 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Revenue: During the second quarter, revenue from continuing operations increased to $821.5 million, compared with $707.9 million during Q2 2021.

Production cost of sales: Production cost of sales from continuing operations per Au eq. oz. sold increased to $1,027 for the quarter, compared with $850 in Q2 2021, mainly as a result of inflationary cost pressures across the portfolio and an increase in waste stripping. The Company expects cost of sales per ounce sold to decrease in the second half of the year due to stronger production, notably at Tasiast, Paracatu and La Coipa, Kinross’ lowest cost mines.

Production cost of sales from continuing operations per Au oz. sold2 on a by-product basis was $1,018 in Q2 2022, compared with $840 in Q2 2021, based on gold sales of 434,086 ounces and silver sales of 413,175 ounces.

Margins3: Kinross’ margin from continuing operations per Au eq. oz. sold was $845 for Q2 2022, compared with the Q2 2021 margin of $964.

All-in sustaining cost2: All-in sustaining cost from continuing operations per Au eq. oz. sold was $1,341 in Q2 2022, compared with $1,150 in Q2 2021.

In Q2 2022, all-in sustaining cost from continuing operations per Au oz. sold on a by-product basis from continuing operations was $1,335, compared with $1,143 in Q2 2021.

Operating cash flow: Adjusted operating cash flow from continuing operations2 increased to $251.9 million in Q2 2022, compared with $250.0 million for Q2 2021.

Operating cash flow from continuing operations4 was $257.1 million for Q2 2022, compared with $277.0 million for Q2 2021.

Free cash flow2: Free cash flow from continuing operations increased 12% to $107.7 million in Q2 2022 compared with $96.3 million for Q2 2021. The increase in free cash outflow was mainly due to lower capital expenditures during the quarter.

Earnings: Adjusted net earnings from continuing operations2,6 were $37.4 million, or $0.03 per share, for Q2 2022, compared with $66.5 million, or $0.05 per share, for Q2 2021.

Reported net loss5 from continuing operations was $9.3 million, or $0.01 per share for Q2 2022, compared with reported net earnings of $30.1 million, or $0.02 per share, for Q2 2021. The net loss was mainly due to a decrease in operating earnings and an increase in income tax expense.

Capital expenditures: Capital expenditures from continuing operations decreased to $149.4 million for Q2 2022, compared with $180.7 million for Q2 2021. The decrease was primarily due to mine sequencing at Round Mountain and Tasiast involving an increase in operating waste mined and a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.

Balance sheet

As of June 30, 2022, Kinross had cash and cash equivalents of $719.1 million, compared with $531.5 million at December 31, 2021. The increase was primarily due to cash received on completion of the sale of the Company’s Russian assets.

During the quarter, the Company repaid $120.0 million of debt, including $100.0 million of the outstanding balance on its revolving credit facility. In July 2022, Kinross repaid an additional $100.0 million of the drawn amount from its revolving credit facility. Kinross will prioritize paying down debt to continue strengthening its investment-grade balance sheet.

As of June 30, 2022, the Company had additional available credit9 of approximately $1.4 billion and total liquidity7 of approximately $2.1 billion.

9 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 – Liquidity and Capital Resources of Kinross’ MD&A for the three and six months ended June 30, 2022.

p. 4 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating results

Mine-by-mine summaries for 2022 second-quarter operating results may be found on pages 14 and 18 of this news release. Highlights include the following:

At Tasiast, production was largely in line with the previous quarter’s record performance. In June, mill throughput averaged approximately 21,000 tonnes per day, with the site averaging similar rates in July 2022. Mill throughput, grades and recoveries are all expected to improve over the second half of the year, driving an increase in production. Tasiast is on track to produce more than 600,000 Au eq. oz. for full-year 2022. Cost of sales per ounce sold was higher compared with Q1 2022 and Q2 2021 mainly due to higher operating waste mined and inflationary pressures on consumables. Cost of sales per ounce sold is expected to decrease in the second half of the year with the anticipated increase in production.

At Paracatu, production was higher over the previous quarter primarily due to stronger mill throughput and grades. Production was lower compared with the same period last year mainly due to the expected lower grades from planned stockpile mining and the timing of ounces processed through the mill. The site mine plan consists of mining higher grade ore in the second half of the year to drive an increase in production. Paracatu achieved grades of approximately 0.45 g/t in July 2022, with planned grades for the second half of the year 30% higher than the first half. Cost of sales per ounce sold during the quarter decreased compared with Q1 2022 mainly due to the increase in gold ounces sold, and was higher year-over-year as a result of inflationary pressure on consumables, labour and maintenance, as well as unfavourable foreign exchange movements.

At Fort Knox, production increased compared with Q1 2022 and Q2 2021 as a result of higher mill grades and mill throughput, and more ounces recovered from the heap leach pads. Cost of sales per ounce sold was lower compared with the previous quarter primarily as a result of more gold ounces sold, and was higher compared with Q2 2021 mainly due to inflationary pressure on consumables.

At Round Mountain, production increased quarter-over-quarter mainly due to more ounces recovered from the heap leach pads, and decreased year-over-year primarily due to fewer ounces recovered from the heap leach pads. Cost of sales per ounce sold increased compared with Q1 2022 and Q2 2021 mainly due to inflationary effects on mining costs, with fewer gold ounces sold and higher operating waste mined also contributing to the increase year-over-year.

The Company continues to advance the Round Mountain mine optimization program, which is on schedule to be completed later this year. The program is optimizing the mine plan sequence for Phase W, which is expected to be divided into four parts. Mining for the first two parts is ongoing and is expected to continue over the next two to three years as part of the open-pit mining plan. Phase S mining is now expected to start early next year as part of the optimized mining sequence, with permits now in hand. Longer-term mine plan scenarios post-2024 are analyzing optimized stripping requirements for the third and fourth parts of Phase W mining. Underground mining potential is also being evaluated for the deeper portions of Phase W and Phase X. Plans for the development of an exploration drift at Phase X continue to advance well, with construction expected to begin in Q4 2022.

At Bald Mountain, production increased over Q1 2022 and Q2 2021 mainly due to an increase in ounces recovered from the heap leach pads, with higher grades contributing to the increase year-over-year. Cost of sales per ounce sold increased compared with Q1 2022 mainly due to inflationary pressure and was lower compared with Q2 2021 mainly due to a decrease in operating waste mined.

At La Coipa, the mine produced 7,414 Au eq. oz. during the quarter at a cost of sales of $789 per Au eq. oz. sold. Production during the quarter was lower than expected due to temporary delays in the mill ramp-up, primarily due to issues with the pumps and global supply chain challenges affecting availability of spare parts. The Company expects the mill ramp-up to increase during the second half of the year and significantly increase production. Mining activity at La Coipa advanced on plan during the quarter, with ore stockpiled and available for processing for the expected increase in mill ramp-up. La Coipa now expects to reach full mill capacity in Q4 2022 and does not expect the mill ramp-up delays to impact its life of mine production estimates. Kinross continues to study opportunities to further extend mine life by incorporating adjacent pits into the mine plan.

p. 5 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Development projects

Tasiast

At the Tasiast 24k project, the process plant continues to regularly reach throughput of 21,000 tonnes per day (t/d) and averaged 21,000 t/d during June 2022. The second phase of the project is continuing to progress on schedule to reach throughput of 24,000 t/d by mid-2023, with engineering now substantially complete and construction of the third leach tank 90% complete. Purchase orders have been placed for all major procurement packages, and the contracting process is ramping up and proceeding well.

The 34 MW Tasiast solar power plant project is continuing to advance and is expected to be completed in the second half of 2023. Engineering for the project has commenced and the procurement process is well underway, with key contracts awarded. Initial site activities are expected to start in Q4 2022. The solar project is expected to provide approximately 20% of the site’s power and reduce GHG emissions by approximately 530 Kt over the life of mine, which could save approximately 180 million litres of fuel over the same period.

Great Bear

The Company continues to make excellent progress at the world-class Great Bear project in Red Lake, Ontario and expects to declare an initial mineral resource as part of its 2022 year-end results.

Drilling results continue to support the view of a high-grade deposit that underpins a large, long-life mining complex. Results have also confirmed gold mineralization with good widths and high grades, including high-grade mineralization at depths of more than 500 metres. These results support the view that the LP Fault zone, the largest discovery to date at the project, can support a sizeable, long-life, open-pit mine. The Company has received additional assay results since its last update on June 28, 2022, with a selection of the new results from targets at the LP Fault zone highlighted in the table below (see Appendix A for full results).

To date, Kinross has drilled approximately 100,000 metres and is on track to complete 200,000 metres of exploration and infill drilling in 2022 at the LP Fault zone. The 35,000-metre grade control drilling program has now been completed, confirming the Company’s view of the high-grade core in the LP Fault zone. The program has improved Kinross’ understanding of the continuity and distribution of the high grade intercepts in the LP Fault zone.

Baseline environmental surveys and local community socio-economic studies required for the permitting process are progressing well and all key work packages have been awarded for scoping-level engineering work. Kinross continues to advance its comprehensive local community outreach and engagement program, with a focus on the Wabauskang and Lac Seul First Nations, on whose traditional territories the project is located. The Company is on schedule to commence a Great Bear pre-feasibility study in 2023.

p. 6 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-559		234.8	251.0	16.3	14.0	0.58	Auro
BR-559	and	294.5	299.1	4.7	3.7	0.49
BR-559	and	325.8	348.9	23.2	21.5	1.97
BR-559	and	364.6	367.5	2.9	2.6	121.57
BR-559	and	413.2	416.6	3.4	2.8	1.22
BR-559	and	451.2	455.3	4.1	3.4	1.47
BR-573		556.8	565.6	8.8	8.3	12.17	Yauro
BR-573	and	600.6	620.7	20.1	17.7	0.57
BR-573	and	700.0	703.2	3.2	3.0	1.12
BR-586		629.8	651.5	21.7	18.4	0.56	Yauro
BR-586	and	667.5	745.8	78.3	72.0	2.30
BR-586	including	669.9	677.5	7.6	7.2	9.38
BR-586	and including	692.8	700.3	7.5	6.8	8.97
BR-586	and	770.6	774.8	4.2	3.9	0.69
BR-586	and	795.8	816.0	20.3	18.0	5.81
BR-586	including	798.0	800.4	2.4	2.0	41.86
BR-586	and	828.1	838.5	10.4	8.6	0.84
BR-602		129.0	132.6	3.6	3.5	4.99	Yauro
BR-602	including	129.8	130.6	0.8	0.8	20.50
BR-602	and	150.0	157.0	7.0	6.1	0.38
BR-602	and	168.0	221.8	53.8	51.6	0.42
BR-602	and	239.2	291.9	52.7	45.8	0.56
BR-602	and	352.4	353.4	1.0	0.8	14.90
BR-605		99.0	119.0	20.0	17.0	0.89	Yauro
BR-605	and	146.0	194.0	48.0	40.8	3.83
BR-605	including	150.0	155.5	5.5	4.6	8.00
BR-605	and including	188.0	193.0	5.0	4.5	12.17
BR-605	and	244.0	260.5	16.5	15.5	4.34
BR-605	including	258.5	259.5	1.0	0.9	51.20
BR-605	and	272.0	309.5	37.5	32.6	1.46
BR-605	including	285.2	287.2	2.0	1.6	12.33
BR-605	and	322.9	354.0	31.1	29.2	0.44
BR-605	and	389.0	400.9	11.9	11.3	0.31
BR-605	and	416.4	432.0	15.6	13.8	0.39
BR-605	and	443.3	460.5	17.2	16.0	0.50
BR-605	and	486.0	523.8	37.8	31.4	0.36
BR-608		260.2	281.0	20.8	16.8	6.46	Yauro
BR-608	including	268.9	280.5	11.6	10.7	11.46
BR-608	and	334.1	362.0	27.9	23.2	0.58
BR-608	and	383.0	385.5	2.5	2.0	3.42

Results are preliminary in nature and are subject to on-going QA/QC.

See Appendix B for a LP Fault zone long section.

View an interactive 3D model of the Great Bear project here:

https://vrify.com/decks/11758?auth=af709cc9-5f96-4165-8a1d-0b29e33ef12a

Manh Choh

The Company announced that it is proceeding with development of the 70%-owned Manh Choh project in Alaska with the completion of the project feasibility study (FS) ahead of schedule. The project is expected to increase Kinross’ production profile in Alaska by a total of approximately 640,000 attributable Au eq. oz. over the life of mine at lower costs. Including Manh Choh, the Company expects to produce an average of approximately 400,000 attributable Au eq. oz. per year from 2024 to 2027 from its Alaskan assets.

p. 7 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The early works program has begun at the project, with camp refurbishments and preparation for construction activities now underway. The Company is also continuing its comprehensive community programs and prioritizing local economic benefits as it develops the project. Permitting activities are advancing well, with major permit applications submitted in December 2021 and regulatory reviews well underway. Production is expected to commence in the second half of 2024 with a mine plan that consists of two small, open pits that will be mined concurrently over 4.5 years.

The FS outlines the plan to batch process high-grade Manh Choh ore at the Fort Knox mill, with grades expected to be approximately 8 g/t, or 10 times the current average mill grade at Fort Knox. The FS plan expects to lower Fort Knox’s average life of mine all-in sustaining cost and increase cash flow. By utilizing existing infrastructure, the FS plan unlocks the project’s value and avoids the construction of a mill or tailings facilities to reduce environmental disturbance at the project site.

Kinross Alaska estimates – 100% Fort Knox and Gil + 70% Manh Choh[10]

Timeline	Operational metric	Combined estimate (current mine plan + 70% of Manh Choh)
2024 – 2027 (Mining)	Average annual production (Au oz.)	400,000
	Average production cost of sales (per Au eq. oz.)	$950
	Average all-in sustaining costs[11] (per Au eq. oz.)	$1,100
	Average grade processed (g/t)	0.45
	Strip ratio	0.51
	Average processing cost (per tonne)	$3.50
	Average mining cost (per tonne)	$3.50
	Average annual tonnes mined (tonnes)	55 million

Manh Choh feasibility study highlights[10] Manh Choh 70% Basis

Operational metric	Incremental Manh Choh estimate[12]
Life of mine production (million Au eq. oz.)	0.64
Life of mine ore processed (million tonnes)	2.8
Average gold equivalent grade processed (g/t)	8.06
Strip ratio	11.6
Initial capital costs[13] (million) (2022-2024)	$150
Average production cost of sales[14] (per Au eq. oz.)	$720
Average all-in sustaining costs[11,14] (per Au eq. oz.)	$900
Internal rate of return[14,15] (IRR)	23%
Net present value[14,16] (NPV) (million)	$90
Cash flow (million)	$135

10 Based on a $1,500 per ounce gold price assumption, $18.75 per ounce silver price and $70/bbl oil price assumption. July 1, 2022 to December 31, 2030 unless noted otherwise.

11 All-in sustaining cost per equivalent ounce sold for non-producing projects are forward-looking non-GAAP ratios without historical equivalents. All-in sustaining cost per equivalent ounce sold is calculated as all-in sustaining cost divided by gold equivalent ounces sold. All-in sustaining cost is a non-GAAP financial measure. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For definition and purpose of this measure and ratio, please refer to pages 19 to 24 of this news release.

12 Incremental view for Manh Choh, including attributable portion of JV and synergistic value to Fort Knox.

13 Initial capital excludes pre-production G&A, capitalized waste stripping, highway ore transport capital. 70% Manh Choh and 100% of Fort Knox.

14 Includes toll milling profit and admin fee from the JV that will be realized by Fort Knox.

15 Throughout this news release, calculated from January 1, 2022 forward and after tax.

16 Throughout this news release, calculated based on a 5% discount rate from January 1, 2022 and after tax.

p. 8 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The project is expected to generate an IRR15 of 23% and NPV16 of $90 million based on a gold price of $1,500 per ounce, and an IRR15 of 40% and NPV16 of $195 million based on a gold price of $1,800 per ounce.

	Manh Choh project gold price sensitivity estimates (incremental) Average gold price
Financial Metric	$1,400/oz.	$1,500/oz.	$1,600/oz.	$1,700/oz.	$1,800/oz.
IRR[15]	15%	23%	30%	35%	40%
NPV[16]	$45 million	$90 million	$135 million	$165 million	$195 million

As a result of an updated resource model, approximately 698 Au koz. at 7.88 g/t were added to Kinross’ probable mineral reserve estimates. Approximately 1,203 Ag koz. at 13.58 g/t were also added to the Company’s probable mineral reserves17. The Company now expects the average gold equivalent grade processed from Manh Choh to be 8.06 g/t, compared with previous estimates of approximately 6.0 g/t. See Appendix C for details.

The higher grades are expected to offset some recent inflationary pressures, which are reflected in the project’s capital expenditures and operating cost estimates. Initial capital expenditures are expected to be $190 million, with total capital expenditures of approximately $255 million, both on a 100% basis. On a 70% basis, and factoring in an administration credit to Kinross as part of the Manh Choh joint venture agreement, total capital expenditures are expected to be approximately $190 million.

Forecast Manh Choh initial capital costs (2022 – 2024)	Attributable Basis 70% Manh Choh; 100% Fort Knox ($ millions)	Absolute Basis 100% Manh Choh; 100% Fort Knox ($ millions)
Manh Choh Mine Access Road & Other Earthworks	40	60
Fort Knox Mill Modifications	35	35
Manh Choh Mine Camp, Infrastructure & Facilities	20	25
Indirect Costs	25	30
Contingency	30	40
Total Initial Capital	150	190
Highway ore transport	20	30
Pre-production Capitalized Stripping	10	15
Pre-production G&A and Admin Fee	10	20
TOTAL PRE-PRODUCTION CAPITAL	190	255

The project has strong support from the Native Village of Tetlin, on whose land the project is located, with an extension of the community support agreement signed earlier this year. Manh Choh is expected to generate 400 to 600 new jobs, support the more than 700 existing jobs at Fort Knox, and build on Kinross’ commitment to environmental stewardship and strong history of responsible mining in Alaska. Since 2010, Kinross has generated more than $3.5 billion in economic benefits to the state through procurement, taxes, wages, community programs and donations, providing meaningful livelihoods for employees and opportunities for local suppliers. The project is also expected to lower the GHG emissions intensity for Kinross Alaska’s operations, supporting the Company’s GHG reduction goals.

17 Refer to Appendix C for additional information on Manh Choh’s updated mineral reserve and mineral resource estimates. The optimization for the mineral reserve estimates at Manh Choh assumed a $1,300 per ounce gold price.

p. 9 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Manh Choh project oil sensitivity estimates (incremental) Oil price
Financial Metric	$60/bbl	$70/bbl	$80/bbl	$90/bbl	$100/bbl
IRR[14]	24%	23%	22%	21%	20%
NPV[15]	$95 million	$90 million	$85 million	$80 million	$75 million

Lobo-Marte

Following the completion of a feasibility study for the Lobo-Marte project in Chile in November 2021, the Company continues to believe in the project’s long-term development potential as a large, low-cost mine. As previously disclosed, project timing would be dependent on the conclusion of mining at La Coipa, which is located approximately 50 kilometres northwest of Lobo-Marte. Other factors that may impact a go-forward decision include the gold price, economic returns, permitting, and other priorities in the Company’s portfolio and potential opportunities in the region.

Round Mountain Gold Hill exploration

At the Gold Hill exploration project in Nevada, which is located approximately seven kilometres northeast of Round Mountain, exploration drilling has extended the main and Alexandria veins over 300 metres and 200 metres down dip. New geophysical data confirms multiple deposit-scale trends along strike at Gold Hill and results shows significant strike continuity and the open, un-tested nature of the trend.

Curlew Basin exploration

At the Curlew exploration project in Washington State, which is located approximately 35 kilometres north of the Company’s Kettle River mill by paved road, drilling from underground has improved the understanding of mineralized vein orientations. In addition to results from the Stealth and Galaxie targets at Curlew, the Lower Portal drill results have shown excellent growth potential to the project’s resource growth. Curlew encompasses a 6.5-square-kilometre area and Kinross is on schedule to declare a total mineral inventory of 1 million Au oz. by year-end 2022 at the project.

Company guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 33 of this news release. This Company Guidance section references all-in sustaining cost per equivalent ounce sold, which is a non-GAAP ratio with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definition of this non-GAAP ratio and comparable reconciliation is included on pages 19 to 24 of this news release.

The Company’s Russian and Ghanaian assets have been excluded from its guidance due to the classification of these assets as discontinued as at June 30, 2022.

As Kinross’ share of Chirano (90%) is excluded from guidance, all guidance figures are no longer on an attributable basis, but on a total basis.

Production guidance

The Company expects to be at the low end of its +/- 5% range for its 2022 production guidance of 2.15 million Au eq. oz. The Company continues to expect significantly higher production in the second half of the year, which is largely driven by increased production at Paracatu, Tasiast and La Coipa. While Kinross continues to expect significantly higher production at La Coipa as it increases mill ramp-up in the second half of the year, production during the second quarter was lower than expected due to a temporary delay in the mill ramp-up.

The Company expects production to increase to 2.3 million Au eq. oz. (+/- 5%) in 2023, and 2024 production to be 2.1 million Au eq. oz. (+/- 5%). The 2024 production guidance does not include expected production from the Manh Choh project.

p. 10 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Kinross expects to maintain a substantial production profile with estimated average production of two million Au eq. oz. per year over the remainder of the decade.

Annual gold equivalent production guidance (+/- 5%)
2022	2.15 million oz.
2023	2.3 million oz.
2024	2.1 million oz.

Cost guidance18

The Company expects its 2022 production cost of sales to be approximately $900 per Au eq. oz. sold and all-in sustaining cost to be approximately $1,240 per Au eq. oz. sold2 mainly due to inflationary pressures across the portfolio and the impact of the temporary delay in La Coipa’s mill ramp-up. Consolidated production cost of sales was $83219 per Au eq. oz. sold and attributable all-in sustaining cost of sales was $1,1382 per Au eq. oz. sold for the year ended December 31, 2021. Kinross’ previous 2022 guidance for cost of sales per Au eq. sold and all-in sustaining costs per Au eq. sold was $830 and $1,150 (+/- 5%), respectively.

The Company continues to expect costs to decrease during the second half of the year largely due to the anticipated increase in production.

	2022 Guidance[18]		2021 Actual[8]
Production cost of sales per Au eq. oz.	~$	900	$832
All-in sustaining cost per Au eq. oz. [2]	~$	1,240	$1,138

Capital expenditures guidance

Kinross expects to meet its 2022 capital expenditures guidance of $850 million (+/- 5%). The Company has maintained its capital expenditures outlook for 2023 and 2024 of approximately $750 million per year, excluding inflationary impacts and based on Kinross’ current production guidance. The 2023 to 2024 capital expenditures guidance does not include the Manh Choh and Great Bear projects.

Completed divestment of Russian assets

On June 15, 2022, Kinross announced that it had completed the sale of 100% of its Russian assets to the Highland Gold Mining group of companies for total consideration of $340 million in cash. Kinross received $300 million in U.S. denominated cash in its corporate account at closing with a deferred payment of $40 million due on the one-year anniversary of closing.

As disclosed on April 5, 2022, the previously agreed total consideration for the transaction was $680 million, which included a payment of $100 million upon closing, with the remaining $580 million scheduled to be received in annual payments from 2023 through to 2027. The transaction consideration was adjusted by the parties following a review by the Russian Sub-commission on the Control of Foreign Investments, which approved this transaction for a purchase price not exceeding $340 million. With the approval and completion of the sale, Kinross has divested all of its interests in Russia and has no further obligations or liabilities in the country.

18 Based on a gold price of $1,800 per ounce and an oil price of $100 per barrel (including a $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on fuel consumption costs on production cost of sales per ounce), as disclosed in Kinross’ Q1 2022 results news release from May 10, 2022. The other key assumptions and sensitivities disclosed in the Company’s original guidance on February 16, 2022 have not changed.

19 Results as previously reported for the year ended December 31, 2021 include Ghanaian and Russian operations. Production cost of sales per equivalent ounce sold for the year ended December 31, 2021 is “Consolidated production cost of sales per equivalent ounce sold” and is defined as production cost of sales, as reported on the consolidated statements of operations for the year ended December 31, 2021, divided by total gold equivalent ounces sold. Attributable all-in sustaining cost per equivalent ounce sold of $1,138 for the year ended December 31, 2021 includes Kinross' share of Chirano (90%) production and costs. The definition and reconciliation of this non-GAAP ratio is included on page 21 of this news release.

p. 11 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Update on divestment of Ghanaian assets

On April 25, 2022, Kinross announced the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation for total consideration of $225 million in cash and shares. The sale is now expected to close in August 2022.

Environment, Social and Governance (ESG) update

Kinross published its second annual Climate Report, providing comprehensive climate-related disclosures and the Company’s GHG emissions data for 2021. The Report outlines the Company’s progress towards meeting the goals of the United Nations Framework Convention on Climate Change (UNFCCC) Paris Agreement. Click here to access the Climate Report: https://www.kinross.com/2021-Climate-Report

Kinross has committed to being a net-zero GHG emissions company by 2050. In early 2022, the Company also delivered its multi-faceted Climate Change Strategy, which outlines a comprehensive GHG reduction plan. As part of the strategy, Kinross has set an interim target to achieve a 30% reduction in intensity per ounce produced of Scope 1 and Scope 2 emissions by 2030 over its 2021 baseline of 970 kg of CO2e per Au eq. oz. produced.

Kinross has been reporting on climate-related data since 2005, and began reporting in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) in 2020 with its inaugural Climate Report. The Climate Report follows the recommended TCFD framework, providing investors and broader stakeholders with timely information about Kinross’ global efforts to address climate change and manage climate-related risks to its business.

In the important area of health and safety, a tragic employee fatality occurred at the Tasiast mine on July 19, 2022. An investigation has commenced, in cooperation with authorities, to determine the root cause of the incident and to avoid such tragic incidents in the future. The Company will continue to prioritize safety and is undertaking steps to enhance its risk management and safety systems at Tasiast and across its global operations.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, July 28 2022 at 8:00 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (888) 330-2446; Passcode: 4915537

Outside of Canada & US – (240) 789-2732; Passcode: 4915537

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 770-2030; Passcode: 4915537

Outside of Canada & US – +1 (647) 362-9199; Passcode: 4915537

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2022 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2022 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 12 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile, Ghana and Canada. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 13 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Review of operations

Three months ended June 30, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2022	2021	2022	2021	2022	2021	2022	2021
Fort Knox	77,184	63,302	77,698	62,163	$92.6	$67.7	$1,192	$1,089
Round Mountain	56,709	67,928	51,455	71,935	74.8	60.2	1,454	837
Bald Mountain	54,108	36,887	54,472	41,383	54.5	41.6	1,001	1,005
Paracatu	129,423	150,919	133,472	143,474	129.6	108.7	971	758
La Coipa	7,414	-	7,099	-	5.6	-	789	-
Maricunga	-	-	818	580	0.4	0.4	489	690
Americas Total	324,838	319,036	325,014	319,535	357.5	278.6	1,100	872

Tasiast	129,140	62,438	114,064	70,695	93.3	53.2	818	753
West Africa Total	129,140	62,438	114,064	70,695	93.3	53.2	818	753

Continuing Operations Total	453,978	381,474	439,078	390,230	450.8	331.8	1,027	850

Discontinued Operations
Kupol	73,265	121,855	36,358	121,124	18.4	74.5	$506	$615
Chirano (100%)	33,609	38,625	36,995	40,517	59.3	53.7	1,603	1,325
	106,874	160,480	73,353	161,641	77.7	128.2

Six months ended June 30, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2022	2021	2022	2021	2022	2021	2022	2021
Fort Knox	131,987	119,117	130,511	117,724	$160.0	$125.4	$1,226	$1,065
Round Mountain	102,028	142,214	98,414	145,813	127.1	123.3	1,291	846
Bald Mountain	90,179	88,295	95,489	89,633	94.8	78.6	993	877
Paracatu	237,432	277,466	235,358	270,285	236.2	191.5	1,004	709
La Coipa	7,938	-	7,099	-	5.6	-	789	-
Maricunga	-	-	1,676	1,311	1.1	0.9	656	686
Americas Total	569,564	627,092	568,547	624,766	624.8	519.7	1,099	832

Tasiast	262,835	151,402	244,259	154,365	189.1	104.5	774	677
West Africa Total	262,835	151,402	244,259	154,365	189.1	104.5	774	677

Continuing Operations Total	832,399	778,494	812,806	779,131	813.9	624.2	$1,001	$801

Discontinued Operations
Kupol	169,156	244,107	122,295	243,277	83.8	149.2	685	613
Chirano (100%)	68,538	82,519	72,805	81,661	106.9	106.5	1,468	1,304
	237,694	326,626	195,100	324,938	190.7	255.7

p. 14 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	June 30,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$719.1	$531.5
Restricted cash	7.0	11.4
Accounts receivable and other assets	158.4	214.5
Current income tax recoverable	6.3	10.2
Inventories	1,053.8	1,151.3
Unrealized fair value of derivative assets	48.1	30.0
Assets held for sale	396.0	-
	2,388.7	1,948.9
Non-current assets
Property, plant and equipment	7,870.5	7,617.7
Goodwill	-	158.8
Long-term investments	85.1	98.2
Other long-term assets	586.4	598.0
Deferred tax assets	0.1	6.5
Total assets	$10,930.8	$10,428.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$468.2	$492.7
Current income tax payable	25.9	95.0
Current portion of long-term debt and credit facilities	40.0	40.0
Current portion of provisions	80.9	90.0
Other current liabilities	28.1	23.7
Liabilities held for sale	153.1	-
	796.2	741.4
Non-current liabilities
Long-term debt and credit facilities	2,570.2	1,589.9
Provisions	719.5	847.9
Long-term lease liabilities	30.6	35.1
Other long-term liabilities	129.9	127.4
Deferred tax liabilities	358.2	436.8
Total liabilities	$4,604.6	$3,778.5

Equity
Common shareholders' equity
Common share capital	$4,732.5	$4,427.7
Contributed surplus	10,681.6	10,664.4
Accumulated deficit	(9,134.4)	(8,492.4)
Accumulated other comprehensive income (loss)	(24.1)	(18.8)
Total common shareholders' equity	6,255.6	6,580.9
Non-controlling interests	70.6	68.7
Total equity	6,326.2	6,649.6
Total liabilities and equity	$10,930.8	$10,428.1

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,299,985,558	1,244,332,772

p. 15 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Revenue
Metal sales	$821.5	$707.9	$1,522.4	$1,402.3

Cost of sales
Production cost of sales	450.8	331.8	813.9	624.2
Depreciation, depletion and amortization	180.5	189.6	347.0	357.1
Total cost of sales	631.3	521.4	1,160.9	981.3
Gross profit	190.2	186.5	361.5	421.0
Other operating expense	56.3	49.8	71.5	89.4
Exploration and business development	39.9	20.7	63.3	39.0
General and administrative	30.0	28.5	60.2	59.1
Operating earnings	64.0	87.5	166.5	233.5
Other income (expense) - net	0.7	(15.9)	(6.0)	(12.0)
Finance income	2.0	1.4	4.2	2.9
Finance expense	(23.5)	(19.1)	(44.7)	(37.5)
Earnings from continuing operations before tax	43.2	53.9	120.0	186.9
Income tax expense - net	(52.7)	(24.3)	(48.2)	(78.2)
(Loss) earnings from continuing operations after tax	(9.5)	29.6	71.8	108.7
(Loss) earnings from discontinued operations after tax	(30.3)	88.8	(635.5)	158.9
Net (loss) earnings	$(39.8)	$118.4	$(563.7)	$267.6
Net (loss) earnings from continuing operations attributable to:
Non-controlling interests	$(0.2)	$(0.5)	$(0.2)	$(0.5)
Common shareholders	$(9.3)	$30.1	$72.0	$109.2
Net earnings (loss) from discontinued operations attributable to:
Non-controlling interests	$0.7	$(0.4)	$0.6	$(0.7)
Common shareholders	$(31.0)	$89.2	$(636.1)	$159.6
Net earnings (loss) attributable to:
Non-controlling interests	$0.5	$(0.9)	$0.4	$(1.2)
Common shareholders	$(40.3)	$119.3	$(564.1)	$268.8
(Loss) earnings per share from continuing operations attributable to common shareholders
Basic	$(0.01)	$0.02	$0.06	$0.09
Diluted	$(0.01)	$0.02	$0.06	$0.09
(Loss) earnings per share from discontinued operations attributable to common shareholders	$(0.02)	$0.07	$(0.50)	$0.13
Basic	$(0.02)	$0.07	$(0.50)	$0.13
Diluted
(Loss) earnings per share attributable to common shareholders
Basic	$(0.03)	$0.09	$(0.44)	$0.21
Diluted	$(0.03)	$0.09	$(0.44)	$0.21

p. 16 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Net inflow (outflow) of cash related to the following activities:
Operating:
(Loss) earnings from continuing operations after tax	$(9.5)	$29.6	$71.8	$108.7
Adjustments to reconcile net (loss) earnings from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization	180.5	189.6	347.0	357.1
Share-based compensation expense	3.0	2.2	6.0	6.0
Finance expense	23.5	19.1	44.7	37.5
Deferred tax expense (recovery)	14.8	(6.8)	(2.1)	(3.7)
Foreign exchange losses and other	5.9	16.3	9.7	24.8
Reclamation expense	33.7	-	23.9	-
Changes in operating assets and liabilities:
Accounts receivable and other assets	14.3	6.4	62.6	9.3
Inventories	(63.1)	(27.4)	(152.4)	(59.6)
Accounts payable and accrued liabilities	78.9	74.2	51.1	48.7
Cash flow provided from operating activities	282.0	303.2	462.3	528.8
Income taxes paid	(24.9)	(26.2)	(107.3)	(122.0)
Net cash flow of continuing operations provided from operating activities	257.1	277.0	355.0	406.8
Net cash flow of discontinued operations (used in) provided from operating activities	(49.2)	111.2	49.2	261.2
Investing:
Additions to property, plant and equipment	(149.4)	(180.7)	(250.1)	(362.2)
Interest paid capitalized to property, plant and equipment	(5.6)	(7.4)	(16.2)	(30.2)
Acquisitions net of cash acquired	-	-	(1,027.5)	-
Net additions to long-term investments and other assets	(20.2)	(14.7)	(34.1)	(16.5)
Decrease (increase) in restricted cash - net	0.6	(0.7)	(1.1)	(0.5)
Interest received and other - net	3.6	0.4	4.7	1.0
Net cash flow of continuing operations used in investing activities	(171.0)	(203.1)	(1,324.3)	(408.4)
Net cash flow of discontinued operations provided from (used in) investing activities	269.9	(23.7)	252.9	(187.2)
Financing:
Proceeds from drawdown of debt	-	-	1,097.6	-
Repayment of debt	(120.0)	(500.0)	(120.0)	(500.0)
Interest paid	(0.9)	(3.3)	(25.6)	(26.9)
Payment of lease liabilities	(5.7)	(8.0)	(11.1)	(15.6)
Dividends paid to common shareholders	(39.0)	(37.9)	(77.9)	(75.7)
Other - net	2.9	4.3	8.8	8.9
Net cash flow of continuing operations (used in) provided from financing activities	(162.7)	(544.9)	871.8	(609.3)
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(0.4)	0.3	(0.4)	-
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	5.7	2.7	1.9	1.6
Increase (decrease) in cash and cash equivalents	149.4	(380.5)	206.1	(535.3)
Cash and cash equivalents, beginning of period	454.2	1,056.1	531.5	1,210.9
Cash and cash equivalents of assets held for sale, beginning of period	134.0	-	-	-
Reclassified to assets held for sale	(18.5)	-	(18.5)	-
Cash and cash equivalents, end of period	$719.1	$675.6	$719.1	$675.6

p. 17 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(d)	Gold Eq Production (b)	Gold Eq Sales (b)	Production cost of sales	Production cost of sales/oz (c)	Total Cap Ex (e)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
	Fort Knox	Q2 2022	100	14,591	2,260	12,785	0.72	0.19	81%	77,184	77,698	$92.6	$1,192	$13.1	$26.1
		Q1 2022	100	13,743	1,852	13,010	0.66	0.17	80%	54,803	52,813	$67.4	$1,276	$2.9	$20.9
		Q4 2021	100	9,203	2,148	8,185	0.73	0.19	82%	73,830	74,384	$74.1	$996	$31.6	$30.9
		Q3 2021	100	8,024	2,221	6,395	0.77	0.20	82%	71,336	71,482	$67.7	$947	$37.4	$29.7
		Q2 2021	100	9,560	1,939	7,864	0.70	0.22	81%	63,302	62,163	$67.7	$1,089	$18.7	$26.7
Americas	Round Mountain	Q2 2022	100	6,702	945	6,515	0.67	0.32	78%	56,709	51,455	$74.8	$1,454	$20.6	$11.7
		Q1 2022	100	3,767	929	3,208	0.80	0.36	79%	45,319	46,959	$52.3	$1,114	$16.0	$12.1
		Q4 2021	100	1,755	1,057	1,529	0.64	0.33	75%	51,549	52,723	$51.8	$982	$50.3	$14.5
		Q3 2021	100	1,531	915	4,442	0.63	0.29	76%	63,242	61,405	$60.8	$990	$23.7	$16.3
		Q2 2021	100	2,551	1,133	2,552	0.54	0.38	76%	67,928	71,935	$60.2	$837	$20.2	$17.4
	Bald Mountain	Q2 2022	100	4,945	-	4,945	-	0.60	nm	54,108	54,472	$54.5	$1,001	$16.2	$38.4
		Q1 2022	100	3,870	-	3,870	-	0.63	nm	36,071	41,017	$40.3	$983	$5.8	$35.1
		Q4 2021	100	5,222	-	5,222	-	0.52	nm	61,036	53,559	$50.1	$935	$17.2	$57.2
		Q3 2021	100	5,941	-	5,941	-	0.46	nm	55,559	52,874	$48.8	$923	$7.7	$59.4
		Q2 2021	100	5,875	-	5,875	-	0.57	nm	36,887	41,383	$41.6	$1,005	$5.2	$39.1
	Paracatu	Q2 2022	100	11,011	15,133	-	0.35	-	75%	129,423	133,472	$129.6	$971	$31.2	$46.0
		Q1 2022	100	6,165	13,645	-	0.33	-	75%	108,009	101,886	$106.6	$1,046	$16.0	$39.6
		Q4 2021	100	13,036	15,451	-	0.35	-	77%	138,669	145,691	$116.9	$802	$49.6	$47.7
		Q3 2021	100	14,107	15,085	-	0.37	-	76%	134,425	133,924	$103.7	$774	$30.0	$44.5
		Q2 2021	100	12,624	14,138	-	0.37	-	76%	150,919	143,474	$108.7	$758	$27.5	$50.7
	Tasiast	Q2 2022	100	3,053	1,680	-	2.51	-	89%	129,140	114,064	$93.3	$818	$24.3	$56.4
West Africa		Q1 2022	100	3,462	1,524	-	2.54	-	94%	133,695	130,195	$95.8	$736	$19.4	$57.1
		Q4 2021	100	1,061	1,068	-	1.50	-	94%	15,253	15,006	$10.8	$720	$52.5	$13.1
		Q3 2021	100	822	-	-	-	-	0%	3,847	4,822	$8.3	$1,721	$68.1	$21.3
		Q2 2021	100	818	1,161	-	1.67	-	95%	62,438	70,695	$53.2	$753	$70.2	$54.2

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(b)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2022: 82.76:1; Q1 2022: 78.19:1; Q4 2021: 76.89:1; Q3 2021: 73.45:1; Q2 2021: 68.05:1.
(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(d)	"nm" means not meaningful.
(e)	"Capital expenditures" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.

p. 18 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These measures and ratios are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

All the non-GAAP financial measures and ratios in this document are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued. The comparative information has been recast to exclude Chirano and Russia. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer on an attributable basis, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis.

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net (loss) earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

(unaudited, expressed in millions of U.S dollars, except per share amounts)	Three months ended			Six months ended
	June 30,			June 30,
	2022	2021		2022	2021
Net (loss) earnings from continuing operations attributable to common shareholders - as reported	$(9.3)	$30.1		$72.0	$109.2
Adjusting items:
Foreign exchange losses	1.7	12.5	#	5.8	7.1
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	4.2	(11.8	)#	(11.5)	(5.5)
Taxes in respect of prior periods	5.1	4.0	#	10.8	12.6
Reclamation expense	33.7	-		23.9	10.0
COVID-19 costs(a)	-	3.4		-	9.0
Round Mountain pit wall stabilization costs	-	23.1		-	26.6
Tasiast mill fire related costs	-	12.1		-	12.1
Other(b)	1.0	(1.2	)#	4.5	0.9
Tax effects of the above adjustments	1.0	(5.7	)#	0.7	(9.8)
	46.7	36.4		34.2	63.0
Adjusted net earnings from continuing operations attributable to common shareholders	$37.4	$66.5		$106.2	$172.2
Weighted average number of common shares outstanding - Basic	1,299.2	1,261.3		1,282.0	1,260.2
Adjusted net earnings from continuing operations per share	$0.03	$0.05		$0.08	$0.14
Basic (loss) earnings from continuing operations per share attributable to common shareholders	$(0.01)	$0.02		$0.06	$0.09

(a)	Includes COVID-19 related labour, health and safety, donations and other support program costs. For the second quarter and first six months ended June 30, 2022, adjusted net earnings has not been adjusted for COVID-19 related costs of $1.1 million and $6.8 million, respectively, incurred at operating sites.
(b)	Other includes various impacts, such as one-time costs at sites, and gains and losses on the sale of assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

p. 19 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Free cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities less additions to property, plant and equipment. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow from continuing operations measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of free cash flow from continuing operations for the periods presented:

(unaudited, expressed in millions of U.S dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$257.1	$277.0	$355.0	$406.8

Less: Additions to property, plant and equipment	(149.4)	(180.7)	(250.1)	(362.2)

Free cash flow from continuing operations	$107.7	$96.3	$104.9	$44.6

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

(unaudited, expressed in millions of U.S dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$257.1	$277.0	$355.0	$406.8

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(14.3)	(6.4)	(62.6)	(9.3)
Inventories	63.1	27.4	152.4	59.6
Accounts payable and other liabilities, including income taxes paid	(54.0)	(48.0)	56.2	73.3
	(5.2)	(27.0)	146.0	123.6
Adjusted operating cash flow from continuing operations	$251.9	$250.0	$501.0	$530.4

p. 20 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

(unaudited, expressed in millions of U.S. dollars, except ounces and production cost of sales per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Production cost of sales from continuing operations - as reported	$450.8	$331.8	$813.9	$624.2
Less: silver revenue(a)	(9.0)	(7.1)	(13.4)	(13.6)
Production cost of sales from continuing operations net of silver by-product revenue	$441.8	$324.7	$800.5	$610.6

Gold ounces sold from continuing operations	434,086	386,336	805,421	771,593
Total gold equivalent ounces sold from continuing operations	439,078	390,230	812,806	779,131
Production cost of sales from continuing operations per ounce sold on a by-product basis	$1,018	$840	$994	$791
Production cost of sales from continuing operations per equivalent ounce sold(b)	$1,027	$850	$1,001	$801

See page 23 for details of the footnotes referenced within the table above.

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 21 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

(unaudited, expressed in millions of U.S. dollars, except ounces and costs per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Production cost of sales from continuing operations - as reported	$450.8	$331.8	$813.9	$624.2
Less: silver revenue from continuing operations(a)	(9.0)	(7.1)	(13.4)	(13.6)
Production cost of sales from continuing operations net of silver by-product revenue	$441.8	$324.7	$800.5	$610.6
Adjusting items:
General and administrative(d)	30.0	28.5	60.2	59.1
Other operating expense - sustaining(e)	6.2	3.0	11.8	5.3
Reclamation and remediation - sustaining(f)	10.0	9.0	17.8	19.0
Exploration and business development - sustaining(g)	8.6	7.1	15.5	14.6
Additions to property, plant and equipment - sustaining(h)	77.6	61.4	118.7	107.8
Lease payments - sustaining(i)	5.5	7.9	10.7	15.4
All-in Sustaining Cost on a by-product basis	$579.7	$441.6	$1,035.2	$831.8
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	8.9	9.5	21.1	19.2
Reclamation and remediation - non-sustaining(f)	2.1	0.8	3.3	1.7
Exploration and business development - non-sustaining(g)	31.1	13.1	47.6	23.9
Additions to property, plant and equipment - non-sustaining(h)	70.9	118.0	129.6	252.3
Lease payments - non-sustaining(i)	0.2	0.1	0.4	0.2
All-in Cost on a by-product basis - attributable(c)	$692.9	$583.1	$1,237.2	$1,129.1
Gold ounces sold from continuing operations	434,086	386,336	805,421	771,593
All-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,335	$1,143	$1,285	$1,078
Attributable(c) all-in cost from continuing operations per ounce sold on a by-product basis	$1,596	$1,509	$1,536	$1,463
Production cost of sales from continuing operations per equivalent ounce sold(b)	$1,027	$850	$1,001	$801

See page 23 for details of the footnotes referenced within the table above.

The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

(unaudited, expressed in millions of U.S. dollars, except ounces and costs per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Production cost of sales from continuing operations - as reported	$450.8	$331.8	$813.9	$624.2
Adjusting items:
General and administrative(d)	30.0	28.5	60.2	59.1
Other operating expense - sustaining(e)	6.2	3.0	11.8	5.3
Reclamation and remediation - sustaining(f)	10.0	9.0	17.8	19.0
Exploration and business development - sustaining(g)	8.6	7.1	15.5	14.6
Additions to property, plant and equipment - sustaining(h)	77.6	61.4	118.7	107.8
Lease payments - sustaining(i)	5.5	7.9	10.7	15.4
All-in Sustaining Cost	$588.7	$448.7	$1,048.6	$845.4
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	8.9	9.5	21.1	19.2
Reclamation and remediation - non-sustaining(f)	2.1	0.8	3.3	1.7
Exploration and business development - non-sustaining(g)	31.1	13.1	47.6	23.9
Additions to property, plant and equipment - non-sustaining(h)	70.9	118.0	129.6	252.3
Lease payments - non-sustaining(i)	0.2	0.1	0.4	0.2
All-in Cost - attributable(c)	$701.9	$590.2	$1,250.6	$1,142.7
Gold equivalent ounces sold from continuing operations	439,078	390,230	812,806	779,131
All-in sustaining cost from continuing operations per equivalent ounce sold	$1,341	$1,150	$1,290	$1,085
Attributable(c) all-in cost from continuing operations per equivalent ounce sold	$1,599	$1,512	$1,539	$1,467
Production cost of sales from continuing operations per equivalent ounce sold(b)	$1,027	$850	$1,001	$801

See page 23 for details of the footnotes referenced within the table above.

p. 22 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold – Years Ended December 31, 2021 and 2020

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the years ended December 31, 2021 and 2020 consolidated statements of operations, as follows:

(expressed in millions of U.S. dollars, except ounces and costs per equivalent ounce)	Years ended December 31,
	2021	2020
Production cost of sales - as reported	$1,726.1	$1,725.7
Less: portion attributable to Chirano non-controlling interest(j)	(20.2)	(19.6)
Attributable(k) production cost of sales	$1,705.9	$1,706.1
Adjusting items on an attributable(k) basis:
General and administrative(m)	126.6	117.9
Other operating expense - sustaining(n)	10.6	9.6
Reclamation and remediation - sustaining(o)	43.2	54.0
Exploration and business development - sustaining(p)	40.0	48.3
Additions to property, plant and equipment - sustaining(q)	386.0	373.5
Lease payments - sustaining(r)	32.8	19.7
All-in Sustaining Cost - attributable(k)	$2,345.1	$2,329.1
Other operating expense - non-sustaining(n)	38.1	55.9
Reclamation and remediation - non-sustaining(o)	3.4	5.0
Exploration and business development - non-sustaining(p)	91.3	43.3
Additions to property, plant and equipment - non-sustaining(q)	544.6	536.9
Lease payments - non-sustaining(r)	1.0	1.0
All-in Cost - attributable(k)	$3,023.5	$2,971.2
Gold equivalent ounces sold	2,075,738	2,375,548
Less: portion attributable to Chirano non-controlling interest(l)	(14,829)	(16,621)
Attributable(k) gold equivalent ounces sold	2,060,909	2,358,927
Attributable(k) all-in sustaining cost per equivalent ounce sold	$1,138	$987
Attributable(k) all-in cost per equivalent ounce sold	$1,467	$1,260
Consolidated production cost of sales per equivalent ounce sold(s)	$832	$726

(a)	“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(b)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.
(c)	“Attributable” includes Kinross’ share of Manh Choh (70%) costs. As Manh Choh is a non-operating site, the attributable costs are non-sustaining costs and as such only impact the all-in-cost measures.
(d)	“General and administrative” expenses is as reported on the interim condensed consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(h)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2022, primarily related to major projects at La Coipa and Tasiast. Non-sustaining capital expenditures during the three and six months ended June 30, 2021, primarily related to major projects at Tasiast, Round Mountain, Fort Knox and La Coipa.

p. 23 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

(i)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(j)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine for the years ended December 31, 2021 and 2020.
(k)	“Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs for the years ended December 31, 2021 and 2020.
(l)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine for the years ended December 31, 2021 and 2020.
(m)	“General and administrative” expenses is as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(n)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(o)	“Reclamation and remediation - sustaining” is calculated as accretion related to reclamation and remediation obligations plus amortization of the corresponding reclamation and remediation assets for the years ended December 31, 2021 and 2020, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(p)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(q)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations for the years ended December 31, 2021 and 2020, including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2021, primarily related to major projects at Tasiast, La Coipa, Udinsk, Fort Knox, and Round Mountain. Non-sustaining capital expenditures during the year ended December 31, 2020, primarily related to major projects at Tasiast, Fort Knox and Round Mountain.
(r)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows for the years ended December 31, 2021 and 2020, and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(s)	“Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, divided by total gold equivalent ounces sold.

p. 24 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

APPENDIX A

Recent LP Fault zone assay results

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-519		327.3	349.5	22.2	18.2	1.68	Yauro
BR-519	including	332.7	335.9	3.2	2.9	7.05
BR-519	and	374.3	394.5	20.2	18.6	2.09
BR-519	including	392.2	393.7	1.5	1.3	22.72
BR-536		373.5	397.0	23.5	19.3	1.10	Yauro
BR-536	and	408.0	466.3	58.3	52.5	0.61
BR-538		603.0	607.4	4.4	4.2	0.75	Yauro
BR-538	and	676.0	691.9	15.9	14.3	2.31
BR-538	including	676.0	679.8	3.8	3.0	8.35
BR-538	and	711.5	756.0	44.5	38.7	0.39
BR-538	and	821.2	824.3	3.1	2.6	0.65
BR-542		340.3	344.3	3.9	3.5	13.90	Yauro
BR-542	including	342.5	344.3	1.8	1.6	31.05
BR-542	and	355.5	363.8	8.3	7.3	2.38
BR-542	and	378.0	393.0	15.0	13.8	0.98
BR-542	and	404.8	434.5	29.7	27.9	0.38
BR-543		477.0	484.3	7.3	6.7	3.79	Yauro
BR-543	including	482.2	483.9	1.7	1.3	10.86
BR-543	and	497.6	501.5	3.9	3.3	0.56
BR-543	and	526.5	536.1	9.6	8.0	0.97
BR-555		39.2	48.5	9.3	8.2	0.60	Yuma
BR-555	and	253.0	298.5	45.5	37.8	1.53
BR-555	including	277.5	281.0	3.6	3.3	6.42
BR-555	and including	286.3	287.5	1.3	1.1	14.40
BR-555	and	314.2	318.5	4.3	4.0	0.36
BR-555	and	377.0	382.6	5.6	4.9	0.79
BR-556		544.1	591.0	46.9	39.9	1.33	Yuma
BR-556	including	579.0	582.0	3.0	2.7	15.07
BR-556	and	604.1	610.5	6.4	5.4	1.39
BR-556	and	625.0	670.5	45.5	43.2	0.58
BR-556	and	711.0	714.0	3.0	2.7	0.37
BR-557		739.4	825.0	85.6	75.3	0.75	Auro
BR-557	and	913.2	922.4	9.2	7.7	0.37
BR-558		644.2	680.0	35.8	31.9	0.48	Auro
BR-558	and	795.7	798.7	3.0	2.7	0.51
BR-559		234.8	251.0	16.3	14.0	0.58	Auro
BR-559	and	294.5	299.1	4.7	3.7	0.49
BR-559	and	325.8	348.9	23.2	21.5	1.97

p. 25 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

BR-559	and	364.6	367.5	2.9	2.6	121.57
BR-559	and	413.2	416.6	3.4	2.8	1.22
BR-559	and	451.2	455.3	4.1	3.4	1.47
BR-568		8.1	12.0	3.9	3.5	0.97	Viggo
BR-568	and	31.2	45.0	13.8	11.6	0.86
BR-569		69.7	91.4	21.7	20.8	1.80	Viggo
BR-573		556.8	565.6	8.8	8.3	12.17	Yauro
BR-573	and	600.6	620.7	20.1	17.7	0.57
BR-573	and	700.0	703.2	3.2	3.0	1.12
BR-574		635.8	653.0	17.3	16.2	0.31	Yauro
BR-574	and	713.6	752.5	38.9	31.9	0.75
BR-574	including	750.6	752.5	1.9	1.6	11.63
BR-575		469.3	470.5	1.2	1.0	7.30	Yuma
BR-575	and	497.7	512.0	14.4	12.2	0.39
BR-575	and	582.8	602.2	19.5	17.5	0.35
BR-575	and	640.0	661.7	21.8	17.4	0.44
BR-581		682.5	733.3	50.8	48.8	1.43	Yauro
BR-581	including	716.8	717.9	1.1	1.1	17.07
BR-581	and	852.0	862.5	10.5	8.9	0.38
BR-582		669.0	675.5	6.5	5.3	0.41	Yauro
BR-582	and	701.8	733.5	31.8	28.6	0.50
BR-583		720.5	726.0	5.5	5.3	1.03	Yauro
BR-583	and	772.5	795.4	22.9	21.8	0.77
BR-583	and	825.7	832.0	6.3	5.9	0.40
BR-583	and	918.9	926.3	7.4	6.3	0.45
BR-584		695.0	702.0	7.0	6.3	0.75	Yauro
BR-584	and	724.0	731.5	7.5	6.5	1.53
BR-584	and	751.0	769.3	18.3	15.7	0.73
BR-584	and	788.8	791.8	3.0	2.9	5.63
BR-584	including	788.8	789.8	1.0	0.9	15.70
BR-585		779.8	785.8	6.0	5.5	0.59	Yauro
BR-585	and	1097.7	1138.5	40.8	35.9	0.36
BR-586		629.8	651.5	21.7	18.4	0.56	Yauro
BR-586	and	667.5	745.8	78.3	72.0	2.30
BR-586	including	669.9	677.5	7.6	7.2	9.38
BR-586	and including	692.8	700.3	7.5	6.8	8.97
BR-586	and	770.6	774.8	4.2	3.9	0.69
BR-586	and	795.8	816.0	20.3	18.0	5.81
BR-586	including	798.0	800.4	2.4	2.0	41.86
BR-586	and	828.1	838.5	10.4	8.6	0.84
BR-591		390.0	420.3	30.3	25.8	1.41	Yuma
BR-591	including	390.0	391.5	1.5	1.2	15.70
BR-591	and	596.5	606.8	10.3	9.7	1.72

p. 26 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

BR-591	and	636.7	656.0	19.3	17.4	1.32
BR-591	including	649.5	651.5	2.0	1.9	8.58
BR-591	and	705.8	720.0	14.2	12.5	0.85
BR-592		200.2	212.0	11.8	10.7	1.81	Yuma
BR-592	and	223.5	245.5	22.0	18.7	1.06
BR-592	and	375.5	400.9	25.5	23.2	0.92
BR-592	and	438.7	452.4	13.7	12.7	0.53
BR-592	and	495.1	504.0	8.9	7.7	0.50
BR-592	and	536.3	546.0	9.7	8.8	0.40
BR-593		182.0	208.5	26.6	22.6	1.32	Yuma
BR-593	and	375.7	385.4	9.7	8.2	0.37
BR-593	and	400.1	405.0	4.9	4.3	0.56
BR-593	and	426.8	446.1	19.3	18.1	0.54
BR-594		58.0	72.7	14.7	14.1	2.42	Yuma
BR-594	including	58.0	60.9	2.9	2.7	8.91
BR-594	and	240.0	246.6	6.6	5.7	0.30
BR-594	and	259.7	277.5	17.8	17.1	1.31
BR-594	and	320.9	331.0	10.1	9.3	0.41
BR-594	and	344.0	362.5	18.5	15.4	0.31
BR-595		556.2	560.4	4.2	3.6	0.57	Yuma
BR-595	and	607.2	674.8	67.6	60.8	0.35
BR-600		47.4	50.0	2.6	2.5	0.43	Yuma
BR-602		129.0	132.6	3.6	3.5	4.99	Yauro
BR-602	including	129.8	130.6	0.8	0.8	20.50
BR-602	and	150.0	157.0	7.0	6.1	0.38
BR-602	and	168.0	221.8	53.8	51.6	0.42
BR-602	and	239.2	291.9	52.7	45.8	0.56
BR-602	and	352.4	353.4	1.0	0.8	14.90
BR-603		70.8	115.5	44.7	38.4	1.01	Yauro
BR-603	including	71.8	76.0	4.2	3.7	5.06
BR-603	and	162.5	198.5	36.0	31.0	0.78
BR-603	and	217.3	225.0	7.7	6.9	0.36
BR-604		36.0	44.5	8.5	7.0	6.42	Yauro
BR-604	including	40.0	43.5	3.5	3.3	14.74
BR-604	and	82.5	155.7	73.2	70.2	0.56
BR-605		99.0	119.0	20.0	17.0	0.89	Yauro
BR-605	and	146.0	194.0	48.0	40.8	3.83
BR-605	including	150.0	155.5	5.5	4.6	8.00
BR-605	and including	188.0	193.0	5.0	4.5	12.17
BR-605	and	244.0	260.5	16.5	15.5	4.34
BR-605	including	258.5	259.5	1.0	0.9	51.20
BR-605	and	272.0	309.5	37.5	32.6	1.46
BR-605	including	285.2	287.2	2.0	1.6	12.33
BR-605	and	322.9	354.0	31.1	29.2	0.44

p. 27 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

BR-605	and	389.0	400.9	11.9	11.3	0.31
BR-605	and	416.4	432.0	15.6	13.8	0.39
BR-605	and	443.3	460.5	17.2	16.0	0.50
BR-605	and	486.0	523.8	37.8	31.4	0.36
BR-607		84.5	87.5	3.0	2.9	0.46	Yauro
BR-607	and	223.8	242.0	18.3	17.3	0.62
BR-607	and	256.5	265.0	8.5	6.8	0.54
BR-607	and	288.5	291.5	3.0	2.8	0.31
BR-607	and	315.0	330.6	15.6	13.3	0.44
BR-607	and	341.7	353.0	11.3	9.6	0.34
BR-608		260.2	281.0	20.8	16.8	6.46	Yauro
BR-608	including	268.9	280.5	11.6	10.7	11.46
BR-608	and	334.1	362.0	27.9	23.2	0.58
BR-608	and	383.0	385.5	2.5	2.0	3.42
BR-609	no significant intersections
BR-610		413.0	417.2	4.1	3.7	1.20	Auro
BR-610	and	464.0	479.0	15.0	12.9	0.31
BR-610	and	522.1	525.6	3.5	3.2	1.78
BR-620		340.7	349.7	9.0	7.3	0.50	Auro
BR-620	and	390.0	403.1	13.1	10.7	0.71
BR-620	and	424.8	464.8	40.0	33.2	0.72
BR-620	and	559.7	566.2	6.5	6.2	0.31
BR-620	and	570	574.5	4.5	4.0	0.41
BR-630		147.4	174.5	27.1	23.3	1.42	Viggo
BR-630	including	148.5	149.5	1.0	0.9	22.70
BR-631		45	55.8	10.8	9.5	1.32	Viggo
BR-634	no significant intersections
BR-635		109.3	125.2	15.9	14.6	0.65	Viggo
BR-635	and	138.55	153.9	15.4	13.2	0.55
BR-636		65	68	3.0	2.4	0.37	Viggo

Results are preliminary in nature and are subject to on-going QA/QC.

p. 28 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

APPENDIX B

LP Fault zone long section

NORTHWEST
10.8 kilometer LP Fault
Partially drill tested
SOUTHEAST
OPEN
OPEN
NORTHWEST
SOUTHEAST
4.6 kilometers
LP FAULT ZONE
DISCOVERY
GAP
CENTRAL
VIGGO
0m
500m
1000m
Surface
BR-602
BR-573
BR-605
BR-559
BR-608
BR-586
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
~6 kilometres
(Additional wide spaced reconnaissance drilling)
0
250
500
750
1000
Long section of gold assays within the LP Zone looking NE (towards 030°)
Downhole Au assay (g/t)
- >20
- 5 – 20
- 3 – 5
- 1 – 3
- 0.1 – 1
Interpreted high grade plunge of orebody
Conceptual open pit target
New drill results (since June 2022)

Composites generated from drill intersections received since June 28, 2022 news release, includes assays from 41 fully assayed drill holes at the LP Fault. Composites are generated using 0.3 g/t minimum grade, maximum internal dilution of 3.0 m, and allows short high grade intervals greater than 8 GXM to be retained. Results are preliminary in nature and are subject to on-going QA/QC. For full list of significant, composited assay results, see Appendix A.

p. 29 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

APPENDIX C

Updated Manh Choh Mineral Reserve and Resource estimates17

Manh Choh Proven and Probable Mineral Reserves – Gold (Closing Balance June 30, 2022; 70% Basis)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Proven	-	-	-
Probable	2,755	7.88	698
Total	2,755	7.88	698

Manh Choh Measured and Indicated Mineral Resources – Gold (Closing Balance June 30, 2022; 70% Basis)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured	-	-	-
Indicated	480	2.42	37
Total	480	2.42	37

Manh Choh Inferred Mineral Resources – Gold (Closing Balance June 30, 2022; 70% Basis)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Inferred	14	3.80	2

p. 30 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Manh Choh Proven and Probable Mineral Reserves – Silver (Closing Balance June 30, 2022; 70% Basis)
	Tonnes (kt)	Grade (Ag g/t)	Ounces (Ag koz)
Proven	-	-	-
Probable	2,755	13.58	1,203
Total	2,755	13.58	1,203

Manh Choh Measured and Indicated Mineral Resources – Silver (Closing Balance June 30, 2022; 70% Basis)
	Tonnes (kt)	Grade (Ag g/t)	Ounces (Ag koz)
Measured	-	-	-
Indicated	480	9.37	144
Total	480	9.37	144

Manh Choh Inferred Mineral Resources – Silver (Closing Balance June 30, 2022; 70% Basis)
	Tonnes (kt)	Grade (Ag g/t)	Ounces (Ag koz)
Inferred	14	9.15	4

Mineral Reserve and Resource Statements notes

(1) Manh Choh’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,300 per ounce and a silver price of $17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property. Mineral reserve estimates are reported in contained units. Mineral resources are reported exclusive of mineral reserves.

(2) Manh Choh’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,600 per ounce and a silver price of $22.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(3) Manh Choh’s mineral reserve and mineral resource estimates as at June 30, 2022 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”,  “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ materially from the definitions in the United States Securities and Exchange Commission (“SEC”) SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Industry Guide 7. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to SEC Industry Guide 7 mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

p. 31 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (“SEC S-K 1300”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, SEC S-K 1300 replaces the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under SEC S-K 1300 and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to SEC S-K 1300 which differs from the requirements of NI 43-101 and the CIM Definition Standards. SEC S-K 1300 includes the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of SEC S-K 1300, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under SEC S-K 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under SEC S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under SEC S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

For the above reasons, the mineral reserve and mineral resource estimates and related information in this presentation may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(5) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, who is a qualified person as defined by NI 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8) Rounding of values to the 000s may result in apparent discrepancies.

(9) Mineral resources are reported exclusive of mineral reserves.

p. 32 Kinross reports 2022 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “Company guidance”, “Russia and Ghana Divestments”, “CEO Commentary”, “Operating Results”, “Development Projects”, “Company guidance”, as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance”, “on plan”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “potential”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2021, and the Annual Information Form dated March 31, 2022 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (16) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (17) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (18) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (19) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (20) the impacts of the pit wall issues at Round Mountain and carbonaceous material at Bald Mountain being consistent with the Company’s expectations; (21) that the divesture of the Company’s Ghana assets will close in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations or at all; (22) the anticipated mineralization of the Dixie Project being consistent with expectations and the potential benefits to Kinross from the project and any upside from the project; (23) the Company’s estimates regarding the timing of completion of the Tasiast 24k project; and (24) that deferred payment in respect of the Russia or Ghana divestitures will be paid and, in the event any deferred payment is not paid, the applicable security packages will be realized and enforceable in a manner consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 33 Kinross reports 2022 second-quarter results	www.kinross.com

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold20.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101.Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

All dollar amounts are expressed as U.S. dollars, unless otherwise noted.

Source: Kinross Gold Corporation

20 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 34 Kinross reports 2022 second-quarter results	www.kinross.com